Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Active Power, Inc. for the registration of Debt Securities, Preferred Stock, Common Stock, and Debt and Equity Warrants and Units and to the incorporation by reference therein of our reports dated February 24, 2006, with respect to the consolidated financial statements of Active Power, Inc, Active Power, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Active Power, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas

September 26, 2006